Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14d-9 under the

Securities Exchange Act of 1934, as amended

Filer: Surgical Care Affiliates, Inc.

Subject Company: Surgical Care Affiliates, Inc.

Filer’s Commission File Number: 001-36154

SCA Teammates and Physicians,

We are extremely proud of the progress the SCA community has made over the past nine years since we came together to define our Values, Mission and Vision. One of our greatest responsibilities is to position SCA to continue making progress towards our Vision of becoming the partner of choice and to deliver on our mission of improving healthcare in America.

As we reflected on how to accelerate our progress, our leadership team unanimously decided to join the OptumCare division of UnitedHealth Group, because we believe the combination will help us reach our Vision and fulfill our Mission.

By joining OptumCare, we believe we can:

•	Accelerate our progress towards our Vision to become the partner of choice and our Mission to improve healthcare in America;

•	Better align with health plans and medical groups – including UnitedHealthcare, OptumCare’s physician groups and others that are seeking to achieve the triple aim; and

•	Develop better tools to help independent physicians – our primary customers – to succeed in the years to come.

We anticipate little to no change in how our teams deliver care to our patients and serve our physicians every day (similar to when we transitioned from being a private company to a public company three years ago), and the SCA leadership team looks forward to continuing to build our SCA community together and positively impact the delivery of surgical care over the years to come.

Please click here to watch a short video describing this next chapter for our SCA community. We are grateful for your dedication to outstanding patient care and your commitment to helping SCA become the partner of choice.

Warm regards,

Andrew

Click here to read the press release

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group Incorporated (“UnitedHealth Group”) and Surgical Care Affiliates, Inc. (“SCA”). The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.